Exhibit 99.1

Draganfly Partners with Airworx Unmanned Solutions for 2022 SC Public Safety Unmanned Systems Summit

Los Angeles, CA. May 11, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company is partnering with Airworx Unmanned Solutions (“Airworx”) for the 2022 SC Public Safety Unmanned Systems Summit (“SCPSUSS”). The event is taking place at in Greenville, South Carolina from May 12-13, 2022.

SCPSUSS brings together dozens of public safety professionals for in-depth educational sessions, hands-on skill stations, and unique demonstrations ranging from drones to robots and underwater remotely operated vehicles (“ROVs”).

Draganfly will showcase how its Drone as First Responder (“DFR”) and AI Vital Intelligence platforms can assist a variety of law enforcement sectors. In addition to presentations, the Company will conduct an outdoor demonstration of its Tactical Delivery Drone.

According to a report by Levitate Capital, the public safety drone market could reach $3 billion USD by 2025. A number of law enforcement agencies already have more than 20 drones and are rapidly expanding their pilot programs.

“Draganfly has a long and proud history of developing cutting-edge drone solutions, software, and AI systems that improve public safety,” said Cameron Chell, President and CEO of Draganfly. “We look forward to working with Airworx, a leader in the field, and sharing how our DFR plus Vital Intelligence platforms can be used to help reduce response times, increase situational awareness and improve overall efficiency during critical missions.”

“We are extremely grateful to have Draganfly as a Platinum Sponsor for this year’s event,” said Stephen Baxley, Founder and CEO of Airworx. “There are hundreds of tasks and scenarios where drone technologies can help public safety professionals reduce risk and enhance life-saving responses.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Airworx Unmanned Solutions

Since its founding in 2017, the mission of Airworx Unmanned Solutions (“Airworx”) has been to become the technology leader in unmanned systems – aerial and otherwise – for public safety. Each team member of Airworx has an extensive background in public safety with immense robotics and drone experience – or simply a drone expert from a support perspective.

The team at Airworx has the knowledge to assist agencies or companies in building and integrating an aerial, underwater, and ground / terrestrial robotics program that is low-risk and highly efficient. We offer the latest products and technology, the most innovative training solutions, as well as up-to-date rules and regulations for the safe and legal operation of unmanned systems.

For more information, please visit: www.airworxdrone.com.